UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     SEC File Number: 333-140148
                                                        CUSIP Number: 544081 102
(Check One):
|X|  Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q  |_| Form 10-D
|_|  Form N-SAR |_| Form N-CSR

For period ended:  December 31, 2009
                   -------------------------------------------------------------

|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR

For the transition period ended:
                                 -----------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full name of registrant:                        Loreto Resources Corporation
                                                --------------------------------
Address of Principal Executive Office:          Av. Pardo y Aliaga 609 Off. 802
                                                --------------------------------
City, State and Zip Code:                       San Isidro, Lima 27, Peru
                                                --------------------------------

                                    Copy to:

                            Adam S. Gottbetter, Esq.
                           Gottbetter & Partners, LLP
                         488 Madison Avenue, 12th Floor
                               New York, NY 10022
                              Phone: (212) 400-6900
                            Facsimile: (212) 400-6901

PART II--RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

      The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "Report") by the prescribed date of March 31, 2010, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report. The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

      Barrett S. DiPaolo               (212)          400-6900
      ----------------------           ---------      --------
      (Name)                           (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      Significant Change in Results of Operations Summary:

During the prior year the Registrant was essentially a shell company. As reported in the Registrant's interim results during 2009, the Registrant has begun activities and has therefore incurred losses related to those start up activities. Because the audit of the Registrant's financial statements for the year ended December 31, 2009 has not been completed and the numbers may change, the Registrant does not believe that a reasonable estimate of its financial results can be presented at this time.

      The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

                          Loreto Resources Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: April 1, 2010

                                    By: /s/ Luis F. Saenz
                                        -------------------------------------
                                    Name:  Luis F. Saenz
                                    Title: President and Chief Executive Officer